April 25, 2025

Anthony Hayes
Chief Executive Officer
Dominari Holdings Inc.
725 5th Avenue, 22nd Floor
New York, NY 10022

       Re: Dominari Holdings Inc.
           Registration Statement on Form S-3
           Filed April 21, 2025
           File No. 333-286648
Dear Anthony Hayes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Robert F. Charron